Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods indicated.

	Year ended December 31					Nine months ended September 30
(in millions, except ratios)	2011	2012	2013	2014	2015	2016
Fixed charges:
Interest expense	161	172	186	179	208	339
Allowance for borrowed funds used during construction	11	13	4	5	4	7
Amortization of debt issue costs and discount or premium relating to indebtedness	3	4	3	3	3	6
Preferred stock dividend requirements of subsidiaries	13	13	14	14	16	6
Interest portion of rental expense	1	1	1	1	1	3
Total fixed charges	189	201	208	201	232	361

Earnings available for fixed charges:
Earnings from continuing operations before income taxes	236	233	299	566	545	179
Dividend income of equity investees, net of equity pick up	(3)	15	14	5	(34)	(49)
Add: Fixed charges	189	201	208	201	232	361
Less: Allowance for borrowed funds used during construction	11	13	4	5	4	7
Less: Preferred stock dividend requirements of subsidiaries	13	13	14	14	16	6
Total earnings available for fixed charges	398	425	503	754	723	478

Ratio of earnings to fixed charges	2.1x	2.1x	2.4x	3.7x	3.1x	1.3x